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                                                            OMB APPROVAL
FORM 3                                                  OMB Number..3235-0104
                                                      Expires:December 31, 2001
                                                      Estimated average burden
                                                      hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Huntley William J.
   c/o Autotote Corporation
   220 South Continental Drive, Suite 407
   Newark DE 19713

2. Date of Event Requiring Statement (Month/Day/Year)

   09/06/00

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Autotote Corporation ("TTE")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock, $.01 par value       |                      |                |                                               |
per share                                  |       24,078         |    D           |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|

*If form is filed by more than one reporting  person,  see Instruction  5(b)(v).                                              (over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1473 (7-96)


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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (1)   |12-12-01 |    Common Stock       | 25,000  |$1.59     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (2)   |12-07-02 |    Common Stock       | 30,000  |$4.84     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (3)   |12-13-05 |    Common Stock       | 50,000  |$3.00     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (4)   |12-16-06 |    Common Stock       | 75,000  |$1.0625   |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (5)   |10-26-07 |    Common Stock       | 50,000  |$2.25     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (6)   |05-20-08 |    Common Stock       | 20,000  |$2.75     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (7)   |02-17-09 |    Common Stock       | 29,000  |$1.75     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (8)   |12-30-09 |    Common Stock       | 14,000  |$3.50     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (9)   |  (9)    |    Common Stock       |  6,544  |  (9)     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (10)  |09-05-10 |    Common Stock       |150,000  |$3.50     |    D        |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|


Explanation of Responses:

(1) The option became exercisable in three equal annual installments beginning on December 13, 1992.
(2) The option became exercisable in three equal annual installments beginning on December 8, 1993.
(3) The option became exercisable in four equal annual installments beginning on December 14, 1996.
(4) The option became exercisable as to 18,750 shares on each of December 17, 1997, 1998 and 1999, and becomes exercisable as to the remaining 18,750 shares on December 17, 2000.
(5) The option became exercisable as to 12,500 shares on each of October 27, 1998 and 1999, and becomes exercisable as to 12,500 shares on each of October 27, 2000 and 2001.
(6) The option became exercisable as to one-quarter of the shares on each of May 21, 1999 and 2000, and becomes exercisable as to 5,000 shares on each of May 21, 2001 and 2002.
(7) The option became exercisable as to 7,250 shares on February 18, 2000, and becomes exercisable as to 7,250 shares on each of February 18, 2001, 2002 and 2003.
(8) The option will become exercisable in four equal annual installments beginning on December 31, 2000.
(9) One-fifth of the securities will vest, and the equivalent number of shares will be issued, on each of May 26, 2001, 2002, 2003, 2004 and 2005, or on an accelerated basis if certain price minimums are achieved, in the event of termination of employment due to death, disability or retirement, or in the event of a consolidation or merger of the Company or a sale of substantially all of the Company's assets.
(10) The option will become exercisable in four equal annual installments beginning on September 6, 2001.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       /s/  William J. Huntley                            September 15, 2000
       -------------------------------                    ------------------
       **Signature of Reporting Person                          Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1473 (3-99)